FORM 6-K

333-5340

P.E 8/1/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 1, 2002

Pecom Energía S.A., the operating subsidiary of Perez Companc S.A.
(Exact Name of Registrant as Specified in its Charter)

Maipú 1 – Piso 22
(C1084ABA) Buenos Aires, Argentina
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82   N/A

EXHIBIT A

Attached hereto is a press release dated July 29, 2002, of Pecom Energía S.A., the operating subsidiary of Perez Companc S.A., announcing that Pecom Energía S.A. has sold Anglogold its 46.25% equity interest in Cerro Vanguardia S.A..

PECOM
de Perez Companc S.A.

Investor Center

Sale of interest in Cerro Vanguardia S.A.

29 Jul 2002

Perez Companc S.A. (PC)
Share Price (BASE)
as of Aug 01 2002: 1.79

Buenos Aires, July 29, 2002 – Perez Companc S.A. (Buenos Aires: PC NYSE: PC), announces today that it´s controlled company Pecom Energía S.A., has sold Anglogold its 46.25% equity interest in Cerro Vanguardia S.A..

The transaction price amounts to US$ 90 million. This transaction accounts for revenues of approximately Ps.110 million determined on an inflation adjusted reporting basis.

This transaction enables Pecom Energía to move forward with the strengthening of its positioning as an integrated energy company, aligning the asset portfolio structure with the axes of the Company´s core business.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution.

EXHIBIT B

Attached hereto is a press release dated August 1, 2002, of Pecom Energía S.A., the operating subsidiary of Perez Companc S.A., announcing that Pecom Energía S.A. had successfully completed its offer to exchange its 77/8% Notes due 2005, 9% Notes due 2007, 9% Notes due 2009 and 81/8% Notes due 2010 (together, the "New Notes") for any and all outstanding 77/8% Notes due 2002, 9% Notes due 2004, 9% Notes due 2006 and 81/8% Notes due 2007 (together, the "Existing Notes").


Investor Center

PECOM
de Perez Companc S.A.

Successful completion of exchange offer

01 Aug 2002

Perez Companc S.A. (PC)
Share Price (BASE)
as of Aug 01 2002: 1.79

Buenos Aires, August 1, 2002 – Perez Companc S.A. (Buenos Aires: PC NYSE: PC), informs that Pecom Energia S.A. (Buenos Aires: PECO) announced today that it had successfully completed its offer to exchange its 77/8% Notes due 2005, 9% Notes due 2007, 9% Notes due 2009 and 81/8% Notes due 2010 (together, the "New Notes") for any and all outstanding 77/8% Notes due 2002, 9% Notes due 2004, 9% Notes due 2006 and 81/8% Notes due 2007 (together, the "Existing Notes").

The Company said that it had accepted tenders of Existing Notes from noteholders equal to approximately 91.8% of the total aggregate principal amount of the Existing Notes outstanding and had issued US$ 845.218.000 aggregate principal amount of New Notes in connection with the exchange offer.

The successful refinancing of this indebtedness has improved the Company's debt maturity profile by extending the maturity of each series of notes by three years. The exchange represents a very significant step to realign principal payments with cash flows from operations and to establish a manageable debt maturity profile. The company believes that the success of the exchange offer provides evidence of the confidence of the local and international capital markets community in the company's business prospects.

Authorization for the public offering of the New Notes was granted by the Argentine *Comisión Nacional de Valores* (the "CNV") pursuant to Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002.

Pecom Energía S.A., controlled by Perez Companc S.A., is a leading company in an important Argentine and Latin American industry sector, including oil and gas production and transportation, refining and petrochemicals, power generation, transmission and distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 1, 2002

By: ______________________

Name: Mario C. Lagrosa

Title: [illegible]